Exhibit 8.1

Name of Subsidiary	Jurisdiction of Incorporation	Beneficial Ownership	Name Under Which Subsidiary Conduct Business
Shanda Investment Holdings Limited	Cayman Islands	100%	Shanda Investment Holdings Limited
Shanda Online International (HK) Limited	Hong Kong	100%	Shanda Online International (HK) Limited
Shanda Computer (Shanghai) Co., Ltd.	People’s Republic of China	100%	Shanda Computer (Shanghai) Co., Ltd.
Shanda Games Limited	Cayman Islands	100%	Shanda Games Limited
Shanda Games Holdings (HK) Limited	Hong Kong	100%	Shanda Games Holdings (HK) Limited
Shanda Games International (Pte) Ltd.	Singapore	100%	Shanda Games International (Pte) Ltd.
Shengqu Information Technology (Shanghai) Co., Ltd.	People’s Republic of China	100%	Shengqu Information Technology (Shanghai) Co., Ltd.
Actoz Soft Co., Ltd.	South Korea	53.8%	Actoz Soft Co., Ltd.